August 5, 2025

Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Ms. Ezra,

On July 11, 2025, Northern Lights Fund Trust (the “Trust” or the “Registrant”), on behalf of its series, Altegris Futures Evolution Strategy Fund, Princeton Premium Fund, Princeton Adaptive Premium Fund, Deer Park Total Return Credit Fund, and Eagle Energy Infrastructure Fund (each a “Fund” and collectively the “Funds”), filed preliminary proxy statements pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statements”).

You provided oral comments to Joseph Faia with respect to the Proxy Statements. Please find below the Funds’ response to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

General

(All Funds)

Comment 1: We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, not withstanding any review, comment, action, or absence of action by the Staff.

Response: The Registrant so acknowledges.

Comment 2: Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the registration statement. Please ensure that corresponding changes are made to all similar dislcosures.

Response: The Registrant so acknowledges.

Comment 3: Please provide your response to the Staff’s comments on EDGAR at least five business days of the effective date. Please also send me notice by email at EzraKal@sec.gov and include a redline copy showing changes from the initial filing.

August 5, 2025

Response: The Registrant so acknowledges.

Comment 4: Please update the proxy statements with any missing or incomplete information in the shareholder letter, notice of special meeting, and proxy statement.

Response: All incomplete or missing information will be included before the definitive proxy statements are filed.

Altegris Futures Evolution Strategy Fund

Comment 5: Prior to mailing please ensure that the total number of outstanding shares are disclosed.

Response: The Registrant has included a completed outstanding shares table. Please see the revised proxy statement attached hereto.

As of the Record Date, the following numbers of shares of beneficial interest of the Fund were issued and outstanding:

Voting Securities Outstanding*
Class A	Class C	Class I
577,968	259,400	3,808,497

Comment 6: Consider reviewing and revising the address provided under “Operation of the Fund” and also in the proxy card to reflect the correct address.

Response: The address has been revised to reflect the correct address.

Princeton Premium Fund Princeton Adaptive Premium

Comment 7: Prior to mailing please ensure that the total number of outstanding shares are disclosed.

Response: The Registrant has included a completed outstanding shares table. Please see the revised proxy statement attached hereto.

As of the Record Date, there were the number of shares of beneficial interest of each Fund issued and outstanding as set forth below:

August 5, 2025

Fund	Shares Issued and Outstanding
Princeton Premium Fund	Class A Shares:394,179 and Class I Shares:25,654
Princeton Adaptive Premium Fund	Class A Shares:11 and Class I Shares:134,836

Comment 8: Please disclose that the Funds are in compliance with the two conditions of the safe harbor of Section 15(f) of the Investment Company Act of 1940.

Response: The requested revision has been made. The following disclosure has been added:

Section 15(f) of the 1940 Act

Because the Closing may be considered to result in a change in control of the Adviser under the 1940 Act resulting in the termination (due to a deemed assignment) of the Former Advisory Agreement, the Adviser intends for the Closing to come within the safe harbor provided by Section 15(f) of the 1940 Act, which permits an investment adviser of a registered investment company (or any affiliated persons of the investment adviser) to receive any amount or benefit in connection with a sale of an interest in the investment adviser that results in an assignment of an investment advisory contract, provided that the following two conditions are satisfied.

First, an “unfair burden” may not be imposed on the investment company as a result of the sale of the interest, or any express or implied terms, conditions or understandings applicable to the sale of the interest. The term “unfair burden,” as defined in the 1940 Act, includes any arrangement during the two-year period following the transaction whereby the investment adviser (or predecessor or successor adviser), or any “interested person” of the adviser (as defined in the 1940 Act), receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than ordinary fees for bona fide principal underwriting services). The Adviser has confirmed for the Board that the Closing will not impose an unfair burden on the Funds within the meaning of Section 15(f) of the 1940 Act.

Second, during the three-year period following the Closing, at least 75% of the members of the investment company’s board of trustees cannot be “interested persons” (as defined in the 1940 Act) of the investment adviser (or predecessor adviser). At the present time, 66.7% of the Trustees are classified as Independent Trustees, i.e., not interested persons of the Trust. The Board has committed to ensuring that at least 75% of the Trustees would not be “interested persons” of the Adviser for a period of three years after the Closing.

August 5, 2025

Deer Park Total Return Credit Fund

Comment 9: Prior to mailing please ensure that the total number of outstanding shares are disclosed.

Response: The Registrant has included a completed outstanding shares table. Please see the revised proxy statement attached hereto.

As of the Record Date, there were the number of shares of beneficial interest of the Fund issued and outstanding as set forth below:

Comment 10: Please disclose that the Funds are in compliance with the two conditions of the safe harbor of Section 15(f) of the Investment Company Act of 1940.

Response: The requested revision has been made. The following disclosures has been added:

Section 15(f) of the 1940 Act

Because the Closing may be considered to result in a change in control of the Adviser under the 1940 Act resulting in the termination (due to a deemed assignment) of the Former Advisory Agreement, the Adviser intends for the Closing to come within the safe harbor provided by Section 15(f) of the 1940 Act, which permits an investment adviser of a registered investment company (or any affiliated persons of the investment adviser) to receive any amount or benefit in connection with a sale of an interest in the investment adviser that results in an assignment of an investment advisory contract, provided that the following two conditions are satisfied.

First, an “unfair burden” may not be imposed on the investment company as a result of the sale of the interest, or any express or implied terms, conditions or understandings applicable to the sale of the interest. The term “unfair burden,” as defined in the 1940 Act, includes any arrangement during the two-year period following the transaction whereby the investment adviser (or predecessor or successor adviser), or any “interested person” of the adviser (as defined in the 1940 Act), receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than ordinary fees for bona fide principal underwriting

August 5, 2025

services). The Adviser has confirmed for the Board that the Closing will not impose an unfair burden on the Funds within the meaning of Section 15(f) of the 1940 Act.

Second, during the three-year period following the Closing, at least 75% of the members of the investment company’s board of trustees cannot be “interested persons” (as defined in the 1940 Act) of the investment adviser (or predecessor adviser). At the present time, 66.7% of the Trustees are classified as Independent Trustees, i.e., not interested persons of the Trust. The Board has committed to ensuring that at least 75% of the Trustees would not be “interested persons” of the Adviser for a period of three years after the Closing.

Section 15(f) of the 1940 Act

Because the Closing may be considered to result in a change in control of the Sub-Adviser under the 1940 Act resulting in the termination (due to a deemed assignment) of the Former Sub-Advisory Agreement, the Adviser intends for the Closing to come within the safe harbor provided by Section 15(f) of the 1940 Act, which permits an investment adviser of a registered investment company (or any affiliated persons of the investment adviser) to receive any amount or benefit in connection with a sale of an interest in the investment adviser that results in an assignment of an investment advisory contract, provided that the following two conditions are satisfied.

First, an “unfair burden” may not be imposed on the investment company as a result of the sale of the interest, or any express or implied terms, conditions or understandings applicable to the sale of the interest. The term “unfair burden,” as defined in the 1940 Act, includes any arrangement during the two-year period following the transaction whereby the investment adviser (or predecessor or successor adviser), or any “interested person” of the adviser (as defined in the 1940 Act), receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than ordinary fees for bona fide principal underwriting services). The Adviser has confirmed for the Board that the Closing will not impose an unfair burden on the Funds within the meaning of Section 15(f) of the 1940 Act.

Second, during the three-year period following the Closing, at least 75% of the members of the investment company’s board of trustees cannot be “interested persons” (as defined in the 1940 Act) of the investment adviser (or predecessor adviser). At the present time, 66.7% of the Trustees are classified as Independent Trustees, i.e., not interested persons of the Trust. The Board has committed to ensuring that at least 75% of the Trustees would not be “interested persons” of the Adviser for a period of three years after the Closing.

August 5, 2025

Eagle Energy Infrastructure Fund

Comment 11: Prior to mailing please ensure that the total number of outstanding shares are disclosed.

Response: The Registrant has included a completed outstanding shares table. Please see the revised proxy statement attached hereto.

As of the Record Date, there were the number of shares of beneficial interest of the Fund issued and outstanding as set forth below:

Voting Securities Outstanding
Class A	Class C	Class I	Class N
1,382,424	773,278	14,366,274	4,471,764

Comment 12: Please disclose that the Funds are in compliance with the two conditions of the safe harbor of Section 15(f) of the Investment Company Act of 1940.

Response: The requested revision has been made. The following disclosure has been added:

Section 15(f) of the 1940 Act

Because the Closing may be considered to result in a change in control of the Co-Adviser under the 1940 Act resulting in the termination (due to a deemed assignment) of the Former Co-Advisory Agreement, the Adviser intends for the Closing to come within the safe harbor provided by Section 15(f) of the 1940 Act, which permits an investment adviser of a registered investment company (or any affiliated persons of the investment adviser) to receive any amount or benefit in connection with a sale of an interest in the investment adviser that results in an assignment of an investment advisory contract, provided that the following two conditions are satisfied.

First, an “unfair burden” may not be imposed on the investment company as a result of the sale of the interest, or any express or implied terms, conditions or understandings applicable to the sale of the interest. The term “unfair burden,” as defined in the 1940 Act, includes any arrangement during the two-year period following the transaction whereby the investment adviser (or predecessor or successor adviser), or any “interested person” of the adviser (as defined in the 1940 Act), receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than ordinary fees for bona fide principal underwriting

August 5, 2025

services). The Adviser has confirmed for the Board that the Closing will not impose an unfair burden on the Funds within the meaning of Section 15(f) of the 1940 Act.

Second, during the three-year period following the Closing, at least 75% of the members of the investment company’s board of trustees cannot be “interested persons” (as defined in the 1940 Act) of the investment adviser (or predecessor adviser). At the present time, 66.7% of the Trustees are classified as Independent Trustees, i.e., not interested persons of the Trust. The Board has committed to ensuring that at least 75% of the Trustees would not be “interested persons” of the Adviser for a period of three years after the Closing.

If you have any questions or additional comments, please call Andrew Davalla at (216) 566-5706.

Sincerely,

/s/ Andrew Davalla

Andrew Davalla